FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 8, 2008

Item 3: News Release:

A news release dated and issued on September 8, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital and First Nickel Initiate Surface Mapping and Sampling Program on the Raglan Hills Nickel Project

Item 5: Full Description of Material Change:

• Initial trenching results at the Thunder target return anomalous Pt-Pd-Au • The mineralization is associated with the Cheneville mafic intrusive trend

September 8, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) – is pleased to announce that it has received the report from SOQUEM on the channel sampling program for the new Thunder occurrence in the Cheneville claim group in Québec.   This occurrence is the result of ground truthing conductors defined by the airborne EM (AEM) and magnetic survey flown in 2007.  The sulphide mineralization is hosted by a mafic intrusion and is 18 kilometres west of the original Cheneville showing (average 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62 Cu, and 0.35% Ni).  Initial trenching in the Thunder showing discovered a sulphide bearing zone along the contact of an anorthositic gabbro and sedimentary rocks.  Values of up to 0.74 g/t of Pt + Pd, 0.16% Ni, and anomalous Cu were obtained from the contact zone.  The width and strike length of the new zone has not been defined, however, the geophysical data suggests that it may be structurally enhanced and extend along strike for some distance.  Follow up programs are being planned.  The Thunder target is part of the 50-50 cooperation agreement with SOQUEM INC. which includes the Cheneville and Taureau areas.  SOQUEM is the project operator.

Additional channel sampling is being completed on the Chenneville Showing to determine if drilling is warranted this year.

The Taureau Reconnaissance Program is continuing to evaluate the mafic intrusions for PGM mineralization in the defined Area of Mutual Interest (AMI) within the Grenville Province of Québec and is expected to be completed in early Fall.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration within the AMI.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 8th day of September 2008.